Filed by Chicago Mercantile Exchange Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities

Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.: 001-32650

April 12, 2007

Dear Members:

On Wednesday, April 11, 2007, the editorial page of The Wall Street Journal published “The Future of Futures.” We are pleased to share with you a copy of this editorial which highlights the drivers of global competition and consolidation in our industry and echoes several of the key points we have been making related to our proposed merger with the Chicago Board of Trade, including:

•	Exchange consolidation is a necessity that will create efficiencies for investors
•	Increased competition in global exchange markets is lowering trading costs, improving liquidity and forcing continued innovation
•	80 percent of derivatives transactions are handled by banks in over-the-counter (OTC) transactions rather than by exchanges
•	The Department of Justice cannot adopt a static view of competition in such dynamically changing global financial markets
•	CME and CBOT, or CBOT and ICE markets are complimentary rather than competitive substitutes
•	Archipelago/NYSE and ISE/CBOE are examples of how increased competition can shift liquidity; same pressures exist in futures markets
•

The competitive field for CME/CBOT now includes NYSE/Euronext, European exchanges, NYMEX, ISE, the Philadelphia Stock Exchange and the American Stock Exchange – all of which have derivatives businesses they are trying to grow

•	Blocking either merger will impede the ability of U.S. companies to adapt and thrive in the new global marketplace

Yesterday’s Wall Street Journal editorial is one example that illustrates our messages are being heard and validated. We remain confident that a thorough review and comparison of our proposal and ICE’s will demonstrate that the CME/CBOT merger is superior financially, strategically and operationally.

The combination of CME and CBOT creates a strong global contender, well-positioned to compete with foreign exchanges and the powerful international derivatives dealers and OTC markets that are our principal competitors. When we agreed to join forces, we did so on the basis of a common vision for creating an organization that builds on the deep expertise and longstanding history of each of our companies — poised to grow and prosper for years to come.

We believe that through our combined companies, customers will enjoy access to a wider range of innovative risk management products – interest rates, including the full yield curve, equities indexes, foreign exchange, agricultural commodities and alternative investments. We believe our merger will provide an even stronger foundation for innovation, which, in turn, should allow us to deliver new value to our members, customers and shareholders. We have already completed months of integration planning and the regulatory review process is well underway.

We look forward to realizing the tremendous potential of our combination and to building on the deeply rooted history our two exchanges uniquely share.

Sincerely,

/s/ Terrence A. Duffy	/s/ Craig Donohue

Forward-Looking Statements

This letter may contain forward-looking information regarding Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. and the combined company after the completion of the merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME and CBOT, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of CME and CBOT’s management which are subject to risks and uncertainties which could cause actual outcomes and result to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to, the satisfaction of conditions to closing, including receipt of shareholder, member, antitrust, regulatory and other approvals on the proposed terms; the proposed transaction may not be consummated on the proposed terms; uncertainty of the expected financial performance of CME following completion of the proposed transaction; CME may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction; the integration of CBOT with CME’s operations may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.

For more information regarding other related risks, see Item 1A of CME’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Copies of said 10-K is available online at http://www.sec.gov or on request from the CME. You should not place undue reliance on forward-looking statements, which speak only as of the date of this letter. Except for any obligation to disclose material information under the Federal securities laws, CME undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this letter.

Additional Information

CME and CBOT have filed a definitive joint proxy statement/prospectus with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. The parties intend to file updated proxy materials in connection with the rescheduled special meetings of shareholders. This letter is not a substitute for the definitive joint proxy statement/prospectus or any other documents CME and CBOT have filed or will file with the SEC. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and any other relevant documents filed or to be filed by CME or CBOT because they contain or will contain important information about the proposed transaction. The definitive joint proxy statement/prospectus is, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME’s directors and executive officers is available in the definitive joint proxy statement/prospectus.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.